SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Tucows Inc.
(Name of Subject Company (Issuer))

Tucows Inc. (Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, no par value per share
(Title of Class of Securities)

898697107
(CUSIP Number of Class of Securities)

Elliot Noss
Tucows Inc.
96 Mowat Avenue
Toronto, Ontario M6K 3M1
(416) 535-0123

(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Joanne Soslow, Esquire
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
(215) 963-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$9,750,000	$1,329.90

*
Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 6,500,000 shares of common stock, no par value per share, at the maximum tender offer price of $1.50  per share in cash.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,329.90	Filing Party: Tucows Inc.
Form of Registration No.: SC TO-I	Date Filed: November 29, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed by Tucows Inc., a Pennsylvania corporation (“Tucows”), with the Securities and Exchange Commission (the “SEC”) on November 29, 2012, which relates to the tender offer by Tucows to purchase 6,500,000 shares of its common stock, no par value per share, or such fewer number of shares as are properly tendered and not properly withdrawn. Tucows has offered to purchase these shares at a price not greater than $1.50 per share nor less than $1.35 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares. Tucows’ offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 29, 2012, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the “Offer”.

This Amendment No. 1 is being filed primarily to include disclosure in the Offer to Purchase, attached to the Schedule TO as Exhibit No. 99(a)(1)(A), regarding the finalization of loan documentation in connection with Tucows’ credit facility with the Bank of Montreal, and to remove such documentation as a condition to the Offer.  As a result, Tucows is filing an amended Offer to Purchase, attached hereto as Exhibit No. 99(a)(1)(A) to this Amendment No. 1, that discloses the completion and terms of the loan documents.  Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 1 by reference to all of the applicable items in Schedule TO.

Item 12.    Exhibits.

(a)(1)(A)	Amended Offer to Purchase, dated December 21, 2012

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 29, 2012

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 29, 2012

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(2)-(4)	Not applicable

(a)(5)(A)*	Letter to Shareholders from the President and Chief Executive Officer, dated November 29, 2012

(a)(5)(B)*	Press Release, dated November 29, 2012

(b)(1)
Amended and Restated Supplemental Agreement, dated December 14, 2012, between Tucows.com Co., Tucows (Delaware), Inc., Tucows Inc. and the Bank of Montreal (incorporated herein by reference to Exhibit 10.1 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 20, 2012)

(b)(2)
Offer Letter, dated November 19, 2012, between Tucows.com Co and the Bank of Montreal (incorporated herein by reference to Exhibit 10.1 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 21, 2012)

(b)(3)
Operating Loan Agreement, dated September 10, 2010, between Tucows.com co. and the Bank of Montreal (incorporated herein by reference to Exhibit 10.1 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 13, 2010)

(b)(4)
Offer Letter, dated August 30, 2010, between Tucows Inc. and the Bank of Montreal (incorporated herein by reference to Exhibit 10.2 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 13, 2010)

(b)(5)
Loan Agreement, dated as of June 25, 2007, by and among Tucows.com Co., Tucows (Delaware) Inc., Tucows Inc., Mailbank Nova Scotia Co., Tucows Domain Holdings Co., Innerwise, Inc. and Bank of Montreal (incorporated herein by reference to Exhibit 10.1 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 31, 2007)

(b)(6)
Guaranty, dated July 25, 2007, by Tucows Inc. in favor of the Bank of Montreal (incorporated herein by reference to Exhibit 10.2 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 31, 2007)

(b)(7)
Security Agreement, dated July 25, 2007, by Tucows Inc. in favor of the Bank of Montreal (incorporated herein by reference to Exhibit 10.3 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 31, 2007)

(d)(1)
Tucows Inc. Amended and Restated 2006 Omnibus Equity Compensation Plan, as amended (incorporated by reference to Exhibit 99(d)(1) filed with Tucows’ Schedule TO, as filed with the SEC on September 17, 2010)

* Incorporated by reference to the relevant exhibit to the Tender Offer Statement on Schedule TO filed by Tucows Inc. with the Securities and Exchange Commission on November 29, 2012.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ MICHAEL COOPERMAN
Michael Cooperman
Chief Financial Officer

December 21, 2012

EXHIBIT INDEX

(a)(1)(A)	Amended Offer to Purchase, dated December 21, 2012

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 29, 2012

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 29, 2012

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(2)-(4)	Not applicable

(a)(5)(A)*	Letter to Shareholders from the President and Chief Executive Officer, dated November 29, 2012

(a)(5)(B)*	Press Release, dated November 29, 2012

(b)(1)
Amended and Restated Supplemental Agreement, dated December 14, 2012, between Tucows.com Co., Tucows (Delaware), Inc., Tucows Inc. and the Bank of Montreal (incorporated herein by reference to Exhibit 10.1 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 20, 2012)

(b)(2)
Offer Letter, dated November 19, 2012, between Tucows.com Co and the Bank of Montreal (incorporated herein by reference to Exhibit 10.1 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 21, 2012)

(b)(3)
Operating Loan Agreement, dated September 10, 2010, between Tucows.com co. and the Bank of Montreal (incorporated herein by reference to Exhibit 10.1 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 13, 2010)

(b)(4)
Offer Letter, dated August 30, 2010, between Tucows Inc. and the Bank of Montreal (incorporated herein by reference to Exhibit 10.2 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 13, 2010)

(b)(5)
Loan Agreement, dated as of June 25, 2007, by and among Tucows.com Co., Tucows (Delaware) Inc., Tucows Inc., Mailbank Nova Scotia Co., Tucows Domain Holdings Co., Innerwise, Inc. and Bank of Montreal (incorporated herein by reference to Exhibit 10.1 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 31, 2007)

(b)(6)
Guaranty, dated July 25, 2007, by Tucows Inc. in favor of the Bank of Montreal (incorporated herein by reference to Exhibit 10.2 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 31, 2007)

(b)(7)
Security Agreement, dated July 25, 2007, by Tucows Inc. in favor of the Bank of Montreal (incorporated herein by reference to Exhibit 10.3 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 31, 2007)

(d)(1)
Tucows Inc. Amended and Restated 2006 Omnibus Equity Compensation Plan, as amended (incorporated by reference to Exhibit 99(d)(1) filed with Tucows’ Schedule TO, as filed with the SEC on September 17, 2010)

* Incorporated by reference to the relevant exhibit to the Tender Offer Statement on Schedule TO filed by Tucows Inc. with the Securities and Exchange Commission on November 29, 2012.